UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Niu Technologies

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

65481N 100 **

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 65481N 100 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Glory Achievement Fund Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 59,014,235

	6	Shared Voting Power 0

	7	Sole Dispositive Power 59,014,235

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,014,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 39.7%. *The voting power of the shares beneficially owned represent 28.0% of the total outstanding voting power.

12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 148,674,058 outstanding ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Name of Reporting Person Bull Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 59,014,235

	6	Shared Voting Power 0

	7	Sole Dispositive Power 59,014,235

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,014,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 39.7%. *The voting power of the shares beneficially owned represent 28.0% of the total outstanding voting power.

12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 148,674,058 outstanding ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Name of Reporting Person BULL TRUST

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 59,014,235

	6	Shared Voting Power 0

	7	Sole Dispositive Power 59,014,235

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,014,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 39.7%. *The voting power of the shares beneficially owned represent 28.0% of the total outstanding voting power.

12	Type of Reporting Person OO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 148,674,058 outstanding ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

Item 1(a).	Name of Issuer: Niu Technologies (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 10 Wangjing Street, Building A, 11/F Chaoyang District, Beijing 100102, People’s Republic of China
Item 2(a).	Name of Person Filing: Glory Achievement Fund Limited Bull Group Limited BULL TRUST (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

Glory Achievement Fund Limited
P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands

Bull Group Limited

at the offices of Maricorp Services Ltd., P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

BULL TRUST

ARK Trust (Hong Kong) Limited as trustee

Room 01-04, 15/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong

Item 2(c)	Citizenship: Glory Achievement Fund Limited — Cayman Islands Bull Group Limited — Cayman Islands BULL TRUST — Hong Kong
Item 2(d).

Title of Class of Securities:

Ordinary shares, $0.0001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

65481N 100

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of par value of $$0.0001 per share of Issuer by each of the Reporting Persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Glory Achievement Fund Limited	59,014,235	39.7%	59,014,235	0	59,014,235	0
Bull Group Limited	59,014,235	39.7%	59,014,235	0	59,014,235	0
BULL TRUST	59,014,235	39.7%	59,014,235	0	59,014,235	0

As of December 31, 2018, Glory Achievement Fund Limited, a Cayman Islands company, held 59,014,235 Class A ordinary shares of the Issuer. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company.  Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis.

The percentage of class of securities beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 outstanding ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding  as a single class as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

GLORY ACHIEVEMENT FUND LIMITED

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Director

BULL GROUP LIMITED

By:	/s/ WANG Jing and NG Sung Yan
Name: WANG Jing and NG Sung Yan
Title: Authorized Signatories
For and on behalf of
Helm Management Limited
Corporate Director

BULL TRUST

By:	/s/ WANG Jing and NG Sung Yan
Name: WANG Jing and NG Sung Yan
Title: Authorized Signatories
For and on behalf of
ARK Trust (Hong Kong) Limited
Trustee